FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DELHAIZE GROUP ANNOUNCES CHANGE TO BOARD OF DIRECTORS

BRUSSELS, Belgium, March 15, 2006 - Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that its Board of Directors will propose to its shareholders at the Ordinary General Meeting, to be held on May 24, 2006, to appoint Ms. Claire Babrowski as director for three years. At the same meeting, the Board will propose the renewal of the mandate of three current directors: Baron Georges Jacobs, the Chairman of the Board, Mr. Pierre-Olivier Beckers, the Company’s President and Chief Executive Officer, and Mr. Didier Smits.

Appointment of New Director

Claire H. Babrowski (1957). Ms. Babrowski has been President, Chief Operating Officer and acting Chief Executive Officer of consumer electronics specialty retailer RadioShack since February 2006. She served as Executive Vice President and Chief Operating Officer of RadioShack from June 2005 to February 2006. Prior to joining RadioShack, she worked 30 years at McDonald’s Corporation, where her last position was Senior Executive Vice President and Chief Restaurant Operations Officer. Ms. Babrowski holds a Master in Business Administration from the University of North Carolina. In 1998, she received the Emerging Leader Award from the U.S. Women’s Service Forum. She is a member of the “Committee of 200”, a professional U.S. organization of preeminent women entrepreneurs and corporate leaders.

Renewal of Directors

The Board of Directors will also propose at the Ordinary General Meeting of May 24, 2006 the reelection of Baron Georges Jacobs (1940), Mr. Pierre-Olivier Beckers (1960) and Mr. Didier Smits (1962) as directors for a period of three years. The bios of these three directors can be found on the Company website, www.delhaizegroup.com.

Independence of Directors

The Board of Directors has determined that Baron Georges Jacobs, Ms. Claire Babrowski and Mr. Didier Smits are independent within the meaning of the Belgian Company Code, the Belgian Code on Corporate Governance and the rules of the New York Stock Exchange, and will propose at the Ordinary General Meeting of May 24, 2006 that the shareholders acknowledge their independence under the Belgian Company Code.

Compensation of Directors

The Board will propose at the Ordinary General Meeting of May 24, 2006 to provide, as from the year 2006, to the directors in compensation for their positions as directors, an amount of up to EUR 80,000 per year per director (previously EUR 70,000), increased with an amount of up to EUR 10,000 per year for the Chairman of any standing committee of the Board (no change from previous level) and increased with an amount of up to EUR 5,000 per year for services as a member of any standing committee of the Board (new additional fee). The Board will also propose to provide to the Chairman of the Board, an amount up to EUR 160,000 per year inclusive of any amount due as Chairman of any standing committee (previously EUR 140,000).

Within these new limits, and if approved by the shareholders on May 24, 2006, the Board has approved fees, for 2006, of EUR 75,000 for members of the Board of Directors in compensation for their positions as directors, an additional fee of EUR 10,000 for the Chairman of the Audit Committee, an additional fee of EUR 5,000 for members of the two standing committees of the Board, and a fee of EUR 150,000 for the Chairman of the Board of Directors (in compensation for all services).

Approval of Stock Option Plan

The Board will propose to the shareholders to approve a stock option plan that the Company intends to launch in the course of 2006, with respect to equity awards that could be granted to members of the Executive Management of Delhaize Group entitling them to acquire existing ordinary shares of the Company. The Board will also ask the shareholders to approve the accelerated vesting of stock options granted under such plan upon a change of control over the Company.

Extraordinary General Meeting

The Board of Directors has decided to call Delhaize Group’s shareholders for an Extraordinary General Meeting on April 25, 2006. At this meeting, the Board will propose to the shareholders to renew the authorization granted to the Board of Directors with respect to the purchase of Company shares. The Board of Directors has also decided to call a second Extraordinary General Meeting on May 24, 2006, immediately prior to the Ordinary General Meeting, in case the legal quorum required to validly consider and vote upon the renewal of this authorization is not reached at the first Extraordinary General Meeting on April 25, 2006.

Agenda to the Meetings

A complete agenda for the Ordinary and Extraordinary General Meetings will be included in the Notices to the Meetings, which will be published on the Company website, www.delhaizegroup.com, within the timeframes required by Belgian law. The agenda will also be published in the Belgian press and be sent to the Company’s registered shareholders.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of 2005, Delhaize Group’s sales network consisted of 2,636 stores. In 2005, Delhaize Group posted EUR 18.6 billion (USD 23.2 billion) in net sales and other revenues and EUR 364.9 million (USD 450.4 million) in net profit. At the end of 2005, Delhaize Group employed approximately 135,700 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the corporate web site at http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2004 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Contacts:

Guy Elewaut: + 32 2 412 29 48

Geoffroy d’Oultremont: + 32 2 412 83 2

Hans Michiels: + 32 2 412 83 30

Ruth Kinzey (U.S. media): + 1 704 633 82 50 (ext. 2118)

Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)

Website: http://www.delhaizegroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: March 17, 2006	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President